UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

NAPLES SOAP COMPANY, INC.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "***RISK FACTORS***".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE

UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer", the "Company," or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $10,250 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of shares of Series A Preferred Stock (the "**Securities**"), at a purchase price of $5.00 per share, on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $1,025.00. The Target Offering Amount, Maximum Offering Amount and Minimum Individual Purchase Amount includes a 2.5% Investor Transaction Fee (see "Commission and Fees"). The Issuer reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by August 15, 2025 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48- hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Investment Perks and Incentives

Investors in the offering will receive the following time-based and amount-based investment perks/ incentives (amounts set forth below do not include the 2.5% Investor Transaction Fee):

Time -based Incentive*	Amount-based Incentive
Invest within the first month- 5% Bonus Shares	Gift Box/Gift Cards[1]

Invest within the next month- 2% Bonus Shares	$1,000-$2,499 - $100 Gift Box, $50 Gift Card Ecom
	$2,500-$4,999 - $150 Gift Box, $200 Gift Card Ecom
	$5,000-Up - $150 Gift Box, $500 Gift Card Ecom
	Bonus shares

---

[1]Gift Cards delivery via email first week of October.

	Invest $2,500-5% Bonus Shares
	Invest $5,000-7% Bonus Shares
	Invest $10,000-9% Bonus Shares
	Invest $25,000-12% Bonus Shares
	Invest $100,000-15% Bonus Shares

* Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31st day) following the Launch Date. The next month begins at 12:00 am on the 30th day after Launch Date (the conclusion of the prior 30-day period) and concludes at 11:59 pm EDT 30-days later (03:59 am UTC on the 31st day). Perks based on amount invested will not be cumulative based on the aggregate amount invested over time, but rather applied to each individual investment respectively. All bonus shares will be issued at the conclusion of the offering.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://invest.naplessoap.com (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount exceeds the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may conduct another close (a "**Subsequent Closing**") before the Offering Deadline. All Subsequent Closings are rolling. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C, the Certificate of Designation of Series A Preferred Stock attached as Exhibit C, and the Subscription Agreement attached as Exhibit B, in conjunction with the following summary information.

Investor Limits

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Voting and Control

The Securities do not have voting rights until their conversion into common stock of the Issuer. Each Investor shall appoint the Chief Executive Officer of the Company (the "**CEO**"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications,
(iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon an event triggering mandatory conversion of the Securities into common stock of the Issuer (as discussed below).

Mandatory Conversion

All outstanding Securities will automatically convert into shares of the Issuer's common stock, $0.00001 par value per share upon the earlier of: (i) the closing date of an IPO ("**IPO Conversion**"); or (ii) the closing date of a Qualified Financing ("**Qualified Financing Conversion**").

For purposes of this Form C, an "IPO" shall mean the listing of the Issuer's common stock for trading on a public market.

For purposes of this Form C, a "Qualified Financing" shall mean the Issuer's sale of common stock (or securities convertible into common Stock) for an aggregate purchase price of at least Ten Million Dollars ($10,000,000).

(a) IPO Conversion: For purposes of the IPO Conversion, the number of shares of common stock into which the Securities will convert into will be equal to the Stated Value of the outstanding shares of Securities divided by the IPO Conversion Price. The Series A Preferred Stock have a Stated Value of $5.00 per share.

The IPO Conversion Price will be 75% of the offering price under the IPO.

(b) Qualified Financing Conversion: For purposes of the Qualified Financing Conversion, the number of shares of common stock into which the Securities will convert into will be equal to the Stated Value of the outstanding Securities divided by the Qualified Financing Conversion Price

The Qualified Financing Conversion Price will be 75% of the implied valuation of the Issuer (per share) under the Qualified Financing.

Any fractional number of shares of common stock under any IPO Conversion or any Qualified Financing Conversion shall be rounded down to the next lower share number.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred:
(1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Commission

The cash commission paid to the Intermediary from the proceeds of the Offering will be determined as follows:

Fees	Amount
Activation Fees: Onboarding, Due Diligence and Asset Creation	$15,000[2]
Monthly Subscription Fees	$2,000
Usage Fees	8.5% Cash Fees from All Proceeds, including the Intermediary fee of 6% and the Investor Transaction Fee of 2.5%[3]

Investors will be required to pay an Investor Transaction Fee of 2.5% to the Company at the time of the subscription to help offset transaction costs. The Intermediary will receive a cash commission on this fee.

[1] This fee includes: (i). $10,000 payable to the Intermediary for Pre-Offering Due Diligence, and (ii). $5,000 payable to the Intermediary for infrastructure for self-directed electronic roadshow.

[2] Cash fees are inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. Cash Fees do not include processing investor refunds for customers, which are chargeable at $50.00 per refund.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

Our profitability is dependent on our ability to attract, maintain and grow our customer base.

The success of our business depends on our ability to attract and retain Naples Soap customers. To do so, we must demonstrate to potential and existing users that our products offer significant advantages over those of our competitors. Market acceptance of our products is affected by a number of factors, many of which are beyond our control, including the timing of the release into the market of new products introduced by our competitors, the quality of products provided by our third-party providers and the growth or contraction of the market in which we compete.

If we are not able to maintain our brand or reputation, our business and results of operations may be adversely affected.

We believe that maintaining our reputation as a leading provider of natural beauty products is critical to our relationship with our existing customers and our ability to attract new customers. The successful promotion of our brand will depend on several factors, including our ability to maintain high-quality products. Perception of our products in the marketplace may be significantly influenced by various reviews. If reviews of our products are negative or less positive than those of our competitors our brand may be adversely affected. The performance and reputation of our third-party providers may also affect our brand and reputation, particularly if customers do not have a positive experience with our third party providers.

Further promotion of our brand may require us to make increased expenditures and we anticipate that the expenditures will increase as our market continues to becomes more competitive. Expenditures intended to maintain and enhance our brand may not be cost-effective or effective at all. If we do not successfully maintain and enhance our brand, we may experience a reduction in sales, which could materially and adversely affect our business, results of operations and financial condition.

Our success depends on the success of our third-party providers, and disruptions in our agreements with these providers may adversely affect our business, results of operations and financial condition.

The success of third-party providers is affected by a number of factors, many of which are beyond our control, such as our ability to successfully providing consistent quality products. Interruptions or delays in our supply chain or third- party services and cybersecurity incidents such as attacks on our information systems by malicious actors could also affect our third-party services.

There can be no assurance that these third-party providers will continue to perform in a manner our customers find adequate. In addition, if any of the agreements with our third party providers are terminated or suspended, whether due to a failure or breach of performance or otherwise, we could be forced to incur additional expenses in seeking replacements, may not be able to obtain replacements in a timely fashion, if at all, and such interruptions or discontinuations of service could interfere with our existing user relationships and make us less attractive to potential new customers.

Disputes with our customers and other third parties could be costly, time-consuming and harm our business and reputation.

Our business requires us to enter into a few agreements with third-party providers. Our agreements contain a variety of terms, including service levels, product quality, indemnification, dispute resolution procedures and regulatory requirements. Agreement terms may not be standardized across our business and can be subject to differing interpretations and local law requirements, which could result in disputes with our third parties from time to time. If our customers or other third parties notify us of a breach of contract or otherwise dispute the terms of our agreements, the dispute resolution process could be expensive and time consuming and result in the diversion of resources that could otherwise be deployed to grow our business. Even if these disputes are resolved in our favor, we may be unable to recoup the expenses and other diverted resources committed to resolving the dispute and, if we receive negative publicity in connection with the dispute, our reputation and brand may be harmed. Furthermore, the ultimate resolution of such disputes may be adverse to our interests and as a result could negatively affect our results of operations and financial condition.

We face intense and increasing competition, which could adversely affect our business, financial condition and results of operations.

The market in which we compete is intensely competitive and characterized by rapid changes in customer expectations, industry standards, frequent introductions of new products and improvements to existing products. We expect competition to increase as other established or emerging companies enter the market. In particular, some of our competitors may have substantially broader and more diverse product lines and services offerings, allowing them to leverage existing relationships, incorporate functionality into existing products, sell products and services with which we compete at zero or negative margins. If we are unable to anticipate or effectively react to these challenges, our competitive position could weaken, and we could experience a decline in revenue or our growth rate that could materially and adversely affect our business, financial condition and results of operations.

If we fail to effectively manage our growth, we may be unable to execute our business plan, maintain high quality levels of support, ensure the quality of our products, adequately address competitive challenges or maintain our corporate culture, and our business, financial condition and results of operations would be harmed.

Our success depends on our ability to effectively manage the growth of our business. The Company has experienced rapid organic growth and our growth has placed, and is expected to continue to place, a strain on our management and our administrative, operational and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively, which will require that we continue to improve our administrative, operational, financial and management systems and controls by, among other things: maintaining the integrity of our core business purpose, which is to provide the best customer experience for product, identifying and continuing to expand strategic relationships with third-party providers. Managing our growth will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to manage our expected growth, the quality of our products and ability to compete could suffer. Any failure to preserve our culture also could further harm our ability to retain and recruit personnel, innovate and create new enhancements for our products, operate effectively and execute on our business strategy.

We may be unable to raise additional capital needed to grow our business.

While we may need to raise additional capital to expand our operations, pursue our growth strategies and respond to competitive pressures or working capital requirements, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. The global economy, including credit and financial markets, has recently experienced extreme volatility and disruptions, including diminished credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth and uncertainty about economic stability. Such macroeconomic conditions could also make it more difficult for us to incur additional debt or obtain equity financing. In light of conditions impacting the economy, it may be more difficult for us to obtain equity or debt financing in the future.

If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. Furthermore, if we engage in additional debt financing, the holders of debt likely would have priority over the holders of our common stock on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness, take other actions including accepting terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our stockholders.

We may pursue strategic transactions, which could be difficult to identify and implement, and could disrupt our business or change our business profile significantly.

Our ability as an organization to successfully acquire businesses is unproven. However, we believe that our long-term growth depends, in part, on our ability to develop and monetize additional aspects of our business, which we may pursue through acquisitions, investments in other companies, partnerships, alliances or other strategic transactions. We cannot assure you that we will be able to identify suitable transactions and, even if we are able to identify such transactions, that we will be able to consummate any such acquisitions on acceptable terms. Any future strategic transactions we pursue may involve a number of risks that could adversely affect our business, financial condition and operating results.

Our success depends on our ability to attract and retain key technical, user support and management personnel while supporting the onboarding and career development of our team members.

Our ability to successfully execute on our business plan depends on the contribution of our senior management team as well as other key talent including operations, customer support, general administrative functions and our creative teams. We have previously and may continue to experience increasing competition for available talent in the workforce as reflected by the low unemployment rate, shortages of available industry talent and increasing costs to retain employees. As a result, we could experience inefficiencies or a lack of business continuity due to employee turnover, new team members' lack of historical knowledge and lack of familiarity with the business processes, operating requirements, purpose and culture, policies and procedures and key information technologies and related infrastructure used in our day-to-day operations and financial reporting. We may also experience additional costs as new employees learn their roles and gain necessary experience, in addition to the cost of hiring new individuals. If we were to lose the services of members of our senior management team or other key talent, whether due to death, disability, resignation or termination of employment, our ability to successfully implement our business strategy, financial plans, marketing and other objectives could be significantly impaired. In addition, if we are unable to attract and retain qualified key talent, we may not be able to effectively and efficiently manage our business and execute our business plan.

Risks Related to this Offering and Our Common Stock

The market prices and trading volume of our common stock may experience rapid and substantial price volatility which could cause purchasers of our common stock to incur substantial losses.

Shares of our common stock may experience rapid and substantial price and trading volume volatility unrelated to our financial performance, which could cause purchasers of our common stock to incur substantial losses. Extreme fluctuations in the market price and trading volume of our common stock may occur in response to:
• strong and atypical retail investor interest, including on social media platforms and online forums;
• direct access by retail investors to broadly available trading platforms;

- the amount and status of short interest in our securities;
- access to margin debt;
- trading in options, derivatives or any other related hedging on our common stock;
- actual or anticipated variations in our operating and financial performance, including projected operational and financial results and failure to meet those projections;
- our inability to pay dividends or other distributions or repurchase shares of our common stock;
- changes in market valuations of similar companies;
- market reaction to any additional equity, debt or other securities that we may issue in the future, and which may or may not dilute the holdings of our existing stockholders;
- any major change in our board of directors, management or key personnel;
- actions by institutional or significant stockholders;
- speculation in the press or investment community about our company or industry;
- strategic actions by us or our competitors, such as acquisitions or other investments;
- legislative, administrative, regulatory or other actions affecting our business or industry, including positions taken by the IRS;
- investigations, proceedings or litigation that involve or affect us;
- the occurrence of any of the other risk factors included in this Report;
- general market and economic conditions; and
- other trading factors.

The market price and trading volume of our common stock may fluctuate or decline significantly in the future, in which case you could incur substantial losses. Further, the market price and trading volume of our shares of common stock may fluctuate dramatically regardless of any developments in our business.

There is limited trading market for our common stock.

There is a limited public market for our common stock. The shares of common stock trade on the OTCQB under the symbol "NASO". An active trading market for common stock may not be sustained. In the absence of an active public trading market you may not be able to sell our shares in open market transactions. An inactive market may also impair our ability to raise capital to fund operations by selling common stock and may impair our ability to make strategic investments by using our common stock as consideration. In addition, the market price of our common stock may fluctuate significantly.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Our chief executive officer holds the majority of the voting power of our stockholders.

Deanna Wallin, our chief executive officer, holds the majority of the voting power of our stockholders. As a result, we anticipate that, for the foreseeable future, she will control all matters submitted to our stockholders for approval, including the election and removal of directors.

There is no guarantee of return on investment.

There is no assurance that an Investor will realize a return on its investment or that he will not lose his entire investment. For this reason, each Investor should read the Form C and all Exhibits carefully and should consult with his business advisor prior to making any investment decision.

The company's management has discretion as to use of proceeds.

We intend to use the net proceeds from this Offering for the purposes described under "Use of Proceeds."

The Issuer reserves the right to use the funds obtained from this Offering for other similar purposes not presently
contemplated which it deems to be in the best interests of the Issuer and its Investors in order to
address changed circumstances or opportunities. As a result of the foregoing, the success of the
Issuer will be substantially dependent upon the discretion and judgment of management with respect
to application and

allocation of the net proceeds of this Offering.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no market for the Securities.

There is no market for the Series A Preferred Stock and we do not intend to have the Series A Preferred Stock listed or quoted on any exchange. In addition, though the Securities will convert into common stock upon the occurrence of certain events, there is no assurance such events will occur or that the Securities will ever convert into common stock.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Issuer even upon issuance of the Series A Preferred Stock to investors. Under the terms of the Securities, the CEO, or his or her successor, as the Investor's true and lawful proxy and attorney will exercise control over the Securities, and the Securities shall be non-voting Stock until their conversion into the common stock of the Company. Thus, Investors will essentially never be able to vote upon any matters of the Issuer until the conversion of such Securities into common stock of the Company.

The offering price of the Securities has been determined arbitrarily.

We have determined the offering price of the Securities offered hereby arbitrarily. Consequently, the offering price is not related to our securities' current or future market value, or our net worth, assets, or any other established criteria of value.

Investors may experience dilution of ownership interests

Given our plans and expectations that we will need additional capital, we anticipate that we will need to issue additional securities in the future, which may include shares of common stock or securities convertible or exercisable for shares of common stock, including convertible preferred stock, convertible notes, stock options or warrants. The issuance of additional securities in the future will dilute the percentage ownership of then current stockholders. .

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Overview

Naples Soap Company, Inc is an omni channel retail brand focused on lifestyle, health and that offers personal care products, which include soaps, bath bombs, hair care, facial care, scented candles and essential oils. Distribution channels include its thirteen brick and mortar retail stores currently all located in the state of Florida, as well as the Company's web site at www.naplessoap.com, national and boutique re-sellers, and DTC (direct-to-consumer) channels, such as Amazon.com.

The Company develops all of its own "branded" products. The skincare products are made by the Company's manufacturing partners in the United States, using only ingredients which are eco-friendly, made from sustainable resources, and never tested on animals. The Company's products and formulations are not sold under any other brand or private label.

Our business plan focuses on providing lifestyle, health and personal care products and expanding its retail, e- commerce and wholesale operations.

Facilities

The Company leases its retail stores and corporate office and warehouse, under agreements expiring at various dates through April 2033. The leases provide for lease terms that generally range from three to five years and several leases provide renewal options, often at increased rents, the exercise of which is at the Company's sole discretion. The Company is obligated under a majority of its leases to pay for taxes, insurance, and common area maintenance charges. The Company does not own any real estate.

Employees

The Company has approximately 84 total employees, including 51 full-time employees.

Competition

The Company believes that the following competitive strengths contribute to its market position, differentiates itself from its competitors and will drive future growth:

Brands and Products: The Company has developed and operates a beloved and broadly appealing brand, which allows it to target markets across the economic spectrum, across demographics and across the United States. Customers look to the Company for pure products (no "badditives"). The Company benefits from a diverse range of customers. The Company currently achieves an 80% email capture rate in brick & mortar and retargets these customers through email flows, campaign emails, SMS and paid social media advertising. The Company has an active presence across Facebook, Instagram, TikTok, LinkedIn, Pinterest and Twitter. Shopping features are embedded on Facebook, Instagram and Pinterest and has a 50% rate of returning customers. The Company has developed trusted and market products in soaps, bath bombs, hair and facial care, scented candles and essential oils.

In-Store Experience and Store Operations: The Company views its customers' in-store experience as an important vehicle for communicating the image of its brands. The Company utilizes visual presentation of its merchandise, in- store marketing and sales associates to reinforce the image represented by its brand. The store location, design, visual marketing and storytelling, fixtures and scents are all carefully planned and coordinated to create a unique shopping experience. The Company displays its merchandise uniformly to ensure a consistent store experience, regardless of location. Store managers receive detailed plans designating fixture and merchandise placement to ensure coordinated execution of the Company-wide merchandising strategy. Our sales associates and managers are a central element in creating the atmosphere of the stores by providing a high level of customer service.

Manufacturing

The Company outsources it manufacturing to a few key manufacturers, in which it has cultivated a strong relationship with over several years of conducting business.

Intellectual Property

The Company has registered or applied to register the following trademarks:

Trademark Word Mark	Corresponding Logo	Status

Happiness is Here	None	Registered
Naples Soap Company	Hexagon Logo	Registered
The Eczema Soap	None	Registered
The Eczema Kit	None	Registered
Sunkissed	None	Registered

Florida Fresh	None	Registered
Grow Beautii	Multiple	In Process
Function : Fresh	None	In Process
Badditives	None	In Process

Litigation

We are not party to any material legal proceedings.

USE OF PROCEEDS

The Issuer anticipates using the proceeds from this offering in the following manner:

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Raise	$10,250	$5,000,000
Less: Offering Expenses:		
Activation fees to Intermediary	$15,000	$15,000
Cash Fees to Intermediary	$24,872	$449,000
Legal and other Expenses	$88,665	$88,665
Net Proceeds	-	$4,447,335
Use of Net Proceeds:		
Wholesale expansion and E-commerce expansion/Working capital	-	$ 4,447,335

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors and officers of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education

Deanna Wallin	Chief Executive Officer and Founder	Employer: Naples Soap Company, Inc. Employer's Principal Business: Naples Soap Company is a health and wellness brand that includes retail and wholesale sales of soap, skin and hair products. Title: Chief Executive Officer & Founder Dates of Service: February 2009 - Present	Barry University-Bachelor's Degree in Psychology
Rick Kujak	Chief Financial Officer	Employer: Naples Soap Company, Inc. Employer's Principal Business: Naples Soap Company is a health and wellness brand that includes retail and wholesale sales of soap, skin and hair products.	

		Title: Chief Financial Officer Dates of Service: July 2024 - Present Employer: Aesop Employer's Principal Business: Auto Recycler – 15 locations in 8 states, Private Equity majority owned Title: Vice President & Corporate Controller Dates of Service: May 2023-October 2023 Employer: VTI Acquisition, Inc. Employer's Principal Business: Office Product and Supply Distributor/Manufacturer – 2 locations in 2 states, Private Equity majority owned Title: Chief Financial Officer Dates of Service: June 2022- May 2023 Employer: Crossroads Building Supply, Inc. Employer's Principal Business: Building Supply Distribution Company – 31 locations in 11 states, Private Equity majority owned Title: Vice President, Corporate Controller Dates of Service: May 2017-June 2022 Employer: RQA, Inc. Employer's Principal Business: International Consumer Products Service Company Title: Corporate Controller Dates of Service: March 2004-May 2017	

Jim Milner	Director and Controller	Employer: Naples Soap Company, Inc. Employer's Principal Business: Naples Soap Company is a health and wellness brand that includes retail and wholesale sales of soap, skin and hair products.	Purdue University- Bachelor of Science (BS)
		Title Director and Controller (formerly Chief Financial Officer Dates of Service: June 2013 - Present	
Jay Crandall	Director	Employer: Crandall Commercial Group, LLC Employer's Principal Business: Sale, purchase, or lease of general professional and medical office spaces Title: Broker and Owner Dates of Service: April 2009 - Present	Certified Commercial Investment Member (CCIM)
Marlene Thompson	Director	Employer: Pravada LLC Employer's Principal Business: Private Label Skin Care & Hair Care Line Title: President Dates of Service: October 2010 - Present	Master of Business Administration (MBA)

Jared Lipman	Director	Employer: District Farms	George Washington University- Master o f Business Administratio n (MBA)
		Employer's Principal Business: Producer of organic vegetables serving in Baltimore, Maryland and Washington, DC.	
		Title: Director of Distribution	
		Dates of Service: November 2021– Present	
		Employer: Coastal Sunbelt Produce	
		Employer's Principal Business: food service distributor of produce and dairy	
		Title: Import Buyer	
		Dates of Service: June 2020 - November 2021	
		Employer: US House of Representatives	

		Title: Legislature Aid	
		Dates of Service: October 2015- February 2018	

Biographical Information

Below are brief biographies of directors, officers, managers, and key persons, including members of our scientific board:

(1) Deanna Wallin

Founder & Chief Executive Officer

Deanna Wallin is a trained nurse turned skincare pioneer. Her mission began by aiding people who suffer from chronic skin issues such as eczema and psoriasis and has grown to provide everyone with high-quality skin and hair care products. A southwest Florida native, she earned her Bachelor's Degree in Psychology from Barry University. She earned her LPN certification from Lorenzo Walker Technical College and worked in the healthcare industry for 15 years.

(2) Rick Kujak, CPA

Chief Financial Officer

As CFO, Vice President, and Controller at several private equity owned companies in a diverse range of industries, Mr. Kujak managed revenues of up to $270 million annually. Passionate about driving growth and operational excellence, he led and participated in value-driving business initiatives including mergers and acquisitions, company strategy development, and forecasting to grow revenues, as well as reducing expenditures and improving working capital by optimizing supplier purchasing, inventory management, and warehouse operations. These businesses in consumer products, building supplies, office products and automotive, had up to 31 locations in 11 states. Earlier in his career, Mr. Kujak managed financial and accounting activities for pharmaceutical distribution centers exceeding $3 billion in revenues with McKesson, a NYSE- listed pharma company. He is a Certified Public Accountant with comprehensive experience in GAAP, a Six Sigma Greenbelt, and a graduate of the University of Illinois**.**

(3) Jim Milner, CPA, CGMA

Director and Controller

Jim previously served as CFO in the retail, manufacturing, and not-for-profit industries over 25 years. He was also a public accountant for 8 years. Jim earned his BS from Purdue University.

(4) Jay Crandall, CCIM, DDS, MBA

Managing Broker, Crandall Commercial Group

Jay Crandall has served as our director since August 2022. Jay is a longtime Southwest Florida resident who has been active in the business community since 1986. He was a practicing dentist in Bonita Springs until he was diagnosed with cancer in 1997 and gave up his practice due to treatments. He chose to pursue a new career and passion in commercial real estate. To further his education, he earned his MBA and CCIM and earned numerous sales awards. In 2009, he opened his own boutique commercial real estate firm specializing in leasing, professional office and retail spaces.

(5) Marlene Thompson, MBA

Founder & President of Pravada LLC

Marlene Thompson has served as our director since November 2022. Marlene is an accomplished management and marketing leader known for building businesses and brands ranging from her start-up to divisions of Fortune 500 companies. She is the founder and President of Pravada LLC, a private label skin care company based in Ft. Myers FL. What started 12 years ago from an unforeseen gap in the industry, helping entrepreneurs get started, Pravada has assisted hundreds of spas, salons, retailers and online sellers build their brands with premium lines of natural and organic skin and hair care. Thompson has built her business based on over 20 years of experience from executive positions in the Canadian financial services and telecommunication industries. Her past positions include Vice President, Credit Cards with P&L responsibility of the $6B portfolio for Royal Bank of Canada, CMO & Senior Vice President Citibank Canada, and VP Small Business Segment Marketing Bell Canada.

(6) Jared Lipman

VP of Operations, District Farms

Jared Lipman has served as our director since March 2023. Originally from Naples, Florida, Jared currently lives in Washington D.C. and works as the VP of Operations for District Farms, the largest commercial greenhouse in Maryland. In previous roles he worked as a legislative aide to a member of the House of Representatives in D.C. and supply chain imports for Coastal Sunbelt Produce. He earned his bachelor's from Colgate University and his M.B.A. from George Washington University.

Indemnification

Indemnification is authorized by the Issuer to its directors and officers (or, at the discretion of the board of directors, an employee or agent of the Issuer, or a person serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise) by reason of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative for such persons acting in their respective capacities or on behalf of the corporation in such actions, pursuant to Puerto Rico law and the bylaws of the Issuer. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of willful misconduct or may not have acted in good faith, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's total authorized capital stock, each with a par value of $0.00001 is three billion ten million (3,010,000,000) shares, consisting of (a) 3,000,000,000 shares of common stock of which 1,492,733,623 are issued and outstanding, (the "**Common Stock**"), and (b) 10,000,000 shares of preferred stock, par value $0.00001, of which 1,000 shares are designed Series X Preferred Stock, of which 1,000 are outstanding., and 1,000,000 shares are designed Series A Preferred Stock by Certificate of Designation attached as Exhibit C of which none are issued and outstanding (the "**Series A Preferred Stock**").

The Company plans to effect a 700-for-1 reverse split of its common stock as soon as practicable, upon completing the process of notifying FINRA of the reverse split. All share amounts herein do not give effect to the reverse split.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,492,733,623
Par Value Per Share	$0.00001
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Until the conversion of the Series A Preferred Stock, any additional issuances of the common stock will dilute the Security issued pursuant to Regulation CF
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Type	Series X Preferred Stock
Amount Outstanding	1,000
Par Value Per Share	$0.00001
Voting Rights	1,000 votes per share of Series X Preferred Stock The 1,000 votes per share of Series X Preferred Stock will not adjust upon the planned reverse split.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	N/A

Outstanding Options, SAFEs, Convertible Notes, Warrants

None.

Outstanding Debt

Details of the outstanding debt of the Issuer are as follows:

Creditor	Amount Outstanding	Interest Rate and Amortization Schedule	Description of Collateral	Other Material Terms	Maturity Date	Date Entered Into
Audi Financial Services	$27,139	0.99%	Vehicle	N/A	7/28/2026	7/28/2021
Regions Commercial Equipment, LLC	$533,587	8.25%	Equipment/ Inventory	N/A	10/1/2026	5/12/2022
Deanna Wallin	$365,969	7%	None	N/A	12/31/2028	12/31/2023
Rick Lipman Trust	$1,935,630	7%	Deanna personal guaranty	N/A	12/31/2028	12/31/2023
Regions Bank	$835,652	prime + 3.0%	Equipment/ Inventory	N/A	11/26/2024	5/26/2024

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name of Beneficial Owner	Amount of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Deanna Wallin	979,555,556[1]	65.6% [2]

(1) Ms. Wallin also owns all 1,000 outstanding shares of the Company's Series X Preferred Stock. Each share of Series X Preferred Stock entitles the holder to 1,000 votes, which will not adjust for the Company's planned reverse stock split.
(2) Based on 1,492,733,623 outstanding shares of common stock as of July _31_, 2024.

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of June 30, 2024, the Issuer had an aggregate of $104,439 in cash and cash equivalents

Liquidity and Capital Resources

For the Six Months Ended June 30, 2024

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

We continue to witness the effects of high inflation on consumer spending. Total sales for the six months ended June 30, 2024 were approximately $6.32M compared to approximately $5.62M for the six months ended June 30, 2023, a 12% increase. June 30, 2024 TTM Sales $13M vs $11M June 30, 2023.

- Retail store sales for the six months ended June 30, 2024 increased 17%, compared to the six months ended June 30, 2023. Total retail store sales through June 30, 2024 totaled $4.83M
- Wholesale sales through June 30, 2024 represented 4% of total revenues or $222K. For the six months ended June 30, 2024, the wholesale division sales increased 5%, compared to the six months ended June 30, 2023.
- E-commerce sales, including direct-to-consumer and amazon.com sales, for the six months ended June 30, 2024 experienced a slight decrease of 1% compared to the six months ended June 30, 2023. Total E- commerce sales through June 30, 2024 totaled $1.26M.

We continue to work diligently to manage cost of goods by developing relationships with new manufacturers to bring in products at higher profit margins that complement the Company's core product lines.

- Gross profit for the six months ended June 30, 2024 was approximately $4.82M-76.3% compared to $4.02M- 71.6% for the six months ended June 30, 2023, a 20% increase. June 30, 2024 TTM Gross Profit $9.8M- 75.2% vs $7.8M-71.2% Last Year.
- Operating expenses as a % of sales for the six months ended June 30, 2024, was slightly up at 82.5% vs 80.5% Last Year. The slight increase in operating expenses was primarily driven by the occupancy costs related to opening four stores in 2023, other expenses offset by the Company's directive in reducing overall expenses.
- Net income for the six months ended June 30, 2024 was a loss of approximately $517K compared to a loss of $586K for the six months ended June 30, 2023.
- EBITDA for the six months ended June 30, 2024 ($244K) vs ($377K) Last Year. TTM EBITDA ($160K) vs ($935K) Last Year.

For the Year Ended December 31, 2023

Despite continuing inflationary pressures, supply chain issues, and changes in consumer spending habits, 2023 total sales finished ahead of 2022. Total sales for the year ended December 31, 2023 were approximately $12.3M compared to approximately $11.1M for the year ended December 31, 2022, an 11% increase.

- Store sales for the year ended December 31, 2023 were $9.0M compared to approximately $7.9M for the year ended December 31, 2022, a 13% increase.

- Wholesale sales for the year ended December 31, 2023 were approximately $493K compared to approximately $461K for the year ended December 31, 2022, a 7% increase.
- E-Commerce sales for the year were up slightly over the prior year. For the year ended December 31, 2023, sales were approximately $2.9M compared to approximately $2.7M for the year ended December 31, 2022, a 7% increase. Product sales through Amazon.com, continue to grow as an alternative E-Commerce channel. Sales through Amazon were up 48% for 2023 compared to 2022.

- Gross profit for the year ended December 31, 2023 was approximately $9.0M compared to $8.0M for the year ended December 31, 2022, a 13% increase.
- Operating expenses for the year ended December 31, 2023, increased approximately $535K, or 6%, compared to the year ended December 31, 2022. The slight increase in operating expenses was primarily driven by the costs related to opening four stores in 2023, which was offset by the Company's directive in reducing overall expenses.
- Net income for the year ended December 31, 2023 was a loss of approximately $955K compared to a loss of $865K for the year ended December 31, 2022
- EBITDA for the year ended December 31, 2023 was ($292K) vs ($928K) Last Year.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

How we determined the offering price

Valuation

The Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation.
Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$50,000	1,666,667	Working Capital	November 07, 2023	4(a)(2)
Common Stock[1]	--	600,000	--	December 01, 2023	4(a)(2)
Common Stock[1]	--	400,000	--	November 10, 2022	4(a)(2)
Common Stock	$300,000	15,000,000	Working Capital	March 1, 2022	4(a)(2)
Series X Preferred Stock[2]	-	1,000	--	July 16, 2024	4(a)(2)

(1) Shares were issued pursuant to Employee Stock Ownership Plan.
(2) Shares were issued for services provided.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in- law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons as of March 31, 2024 :

Name of the related party	Relationship to the issuer	Nature of interest in the transaction	Amount/ value of the transaction

Deanna Wallin	Chief Executive Officer & Founder	Short term working capital advance	$400,000

On December 31, 2023, the Company's CEO issued an unsecured $400,000 promissory note to the Company for working capital purposes, bearing a fixed interest rate of 7%, with a maturity date of December 31, 2028. The monthly principal and interest payment will be $7,923.

On July 16, 2024, the Company issued 1,000 shares of Series X Preferred Stock to the Company's chief executive officer for services provided.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at

https://www.naplessoap.com . The Issuer must continue to comply with the ongoing reporting

requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

-

Information regarding updates to the offering and to subscribe can be found here: www.invest.naplessoap.com

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

The Company files annual reports, quarterly reports, and other information with OTC Markets Group. Such filings and information are available on the OTC Markets Group website (www.otcmarkets.com).

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Naples Soap Company, Inc.

(Issuer)

By:

/s/ Deanna Wallin

(Signature)

Deanna Wallin

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Deanna Wallin

(Signature)

Deanna Wallin

(Name)

Chief Executive Officer

(Title)

August 15, 2024

(Date)

/s/Rick Kujak

(Signature)

Rick Kujak

(Name)

Chief Financial Officer

<center>37</center>

_____

(Title)

August 15, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

FINANCIAL STATEMENTS

I



Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Naples Soap Company, Inc
Fort Myers, Florida

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Naples Soap Company, Inc. (the "Company") as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the years then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's evaluations of the events and conditions and management's plans regarding those matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audits provide a reasonable basis for our opinion.

/s/ CHERRY BEKAERT LLP

We have served as the Company's auditor since 2021.

Tampa, Florida May 10, 2024
May 10, 2024

NAPLES SOAP COMPANY, INC.
CONSOLIDATED BALANCE SHEETS

		December 31, 2023	December 31, 2022
ASSETS			
CURRENT ASSETS			
Cash	$	127,165 $	49,522
Accounts receivable		19,187	36,149
Inventory		735,712	858,266
Prepaid income tax		-	9,815
Prepaid expenses and other current assets		298,883	270,755
Total current assets		1,180,947	1,224,507
PROPERTY AND EQUIPMENT, NET		2,166,790	1,814,510
OTHER ASSETS		92,341	89,066
DEFERRED INCOME TAX ASSET		-	187,439
OPERATING RIGHT-OF-USE ASSETS		3,553,637	2,441,093
TOTAL ASSETS	$	6,993,715 $	5,756,615
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY			
CURRENT LIABILITIES			
Line of credit	$	498,917 $	303,637
Accounts payable		489,172	634,786
Accrued expenses		243,182	201,399
Current portion of notes payable		530,456	50,398
Current portion of note payable – related party		69,271	-
Current portion of operating lease liabilities		824,084	566,144
Note payable – SBA bridge loan		-	50,000
Note payable – PayPal capital loan		129,554	155,495
Total current liabilities		2,784,636	1,961,859
LONG-TERM LIABILITIES			
Notes payable, less current maturities		1,663,205	1,547,997
Note payable, less current maturities – related party		330,729	-
Long-term portion of operating lease liabilities		2,814,868	1,951,549
Total long-term liabilities		4,808,802	3,499,546
TOTAL LIABILITIES		7,593,438	5,461,405
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 13)			
STOCKHOLDERS' (DEFICIT) EQUITY			
Preferred stock, no par value; 5,000,000 shares authorized; 0 shares issued and outstanding as of December 31, 2023 and December 31, 2022		-	-
Common stock, no par value per share; 3,000,000,000 shares authorized as of December 31, 2023 and December 31, 2022, 1,492,733,623 and 1,490,466,956 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively		-	-
Additional paid in capital		1,102,225	1,042,025
Accumulated deficit		(1,701,948)	(746,815)

Total stockholders' (deficit) equity	(599,723)	295,210
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY	$ 6,993,715	$ 5,756,615

NAPLES SOAP COMPANY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2023	2022
REVENUES		
Retail sales	$ 8,951,534	$ 7,946,225
E-Commerce sales	2,904,094	2,723,672
Wholesale sales	493,011	460,809
TOTAL REVENUES	12,348,639	11,130,706
COST OF GOODS SOLD	3,336,718	3,157,206
GROSS PROFIT	9,011,921	7,973,500
OPERATING EXPENSES		
Salaries, wages and benefits	4,855,074	4,377,229
Selling, general and administrative	2,538,967	2,542,913
Occupancy and lease expenses	1,563,985	1,371,569
Marketing and advertising	378,373	394,898
Hurricane Ian expenses	-	224,065
Depreciation and amortization	235,222	126,578
TOTAL OPERATING EXPENSES	9,571,621	9,037,252
OPERATING LOSS	(559,700)	(1,063,752)
OTHER INCOME (EXPENSE)		
Other income	32,855	27,504
Interest expense	(240,849)	(93,202)
TOTAL OTHER (EXPENSE) INCOME	(207,994)	(65,698)
LOSS BEFORE TAXES	(767,694)	(1,129,450)
INCOME TAX (BENEFIT) EXPENSE	187,439	(264,636)
NET LOSS	$ (955,133)	$ (864,814)
NET EARNINGS PER SHARE		
Basic and diluted (net loss)	$ 0.00	0.00
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING		
Basic and diluted	1,490,769,057	1,487,642,298

The accompanying notes are an integral part of these statements.

NAPLES SOAP COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Preferred		Common		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount			
Balances at December 31, 2021	-	$ -	1,475,066,956	$ -	$ 731,625	$ (41,329)	$ 690,296
Sale of Stock	-	-	15,000,000	-	300,000	-	300,000
Deconsolidation of Wallin Holdings	-	-	-	-	-	159,328	159,328
Contribution of shares to ESOP	-	-	400,000	-	10,400	-	10,400
Net (loss)	-	-	-	-	-	(864,814)	(864,814)
Balances at December 31, 2022	-	$ -	1,490,466,956	$ -	$ 1,042,025	$ (746,815)	$ 295,210
Contribution of shares to ESOP	-	-	600,000	-	10,200	-	10,200
Shares purchased by CEO	-	-	1,666,667	-	50,000	-	50,000
Net (loss)	-	-	-		-	(955,133)	(955,133)
Balances at December 31, 2023	-	$ -	1,492,733,623	$ -	$ 1,102,225	$(1,701,948)	$ (599,723)

The accompanying notes are an integral part of these statements.

NAPLES SOAP COMPANY, INC.
STATEMENTS OF CASH FLOWS

		For the Year Ended December 31,	
		2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$	(955,133)	$ (864,814)
Adjustments to reconcile net loss to net cashflows from operating activities:			
Depreciation and amortization		235,222	126,578
Non-cash lease expense		8,715	18,700
Loss on disposal of assets due to Hurricane Ian		-	98,015
Stock compensation expense		10,200	10,400
Change in cash resulting from changes in:			
Accounts receivable, Trade		16,962	6,963
Inventory		122,554	(21,351)
Prepaids and Other CA		(18,313)	134,925
Deposits		-	(9,606)
Other Assets		(3,275)	128,423
Accounts payable		(145,613)	(29,655)
Accrued Liabilities		229,222	(264,636)
Net cash flows from operating activities		(499,459)	(666,058)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment		(587,502)	(627,415)
Net cash flows from investing activities		(587,502)	(627,415)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings on line of credit		4,714,967	6,617,847
Payments on line of credit		(4,519,687)	(6,314,210)
Borrowings on note payable		1,376,630	1,757,016
Payments on note payable		(457,306)	(1,341,695)
Proceeds from sale of common stock		50,000	300,000
Net cash flows from financing activities		1,164,604	1,018,958
NET CHANGE IN CASH AND CASH EQUIVALENTS		77,643	(274,515)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		49,522	324,037
CASH AT END OF YEAR	$	127,165	$ 49,522

		2023	2022
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for interest	$	240,849	$ 93,202
Cash paid for income taxes	$	-	$ 7,153
SUPPLEMENTAL DISCLOSURES ON NONCASH INVESTING ACTIVITY:			
Issuance of long-term debt for purchase of equipment	$	-	$ 800,000
Right of use asset for lease liability	$	1,896,705	$ 1,029,499

The accompanying notes are an integral part of these statements.

NAPLES SOAP COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and December 31, 2022

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Organization and Line of Business

Naples Soap Company, Inc., ("Naples Soap"), is a health and wellness brand that offers personal care products including soap, hair, face and skin care products, through its 13 brick and mortar retail stores located exclusively in the state of Florida and its website, national and boutique re-sellers, and online marketplaces, including Amazon and Faire. The store locations also offer sundry products with coastal themes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission" or the "SEC"). It is management's opinion that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Principles of Consolidation

The Company's consolidated financial statements include those of Wallin Family Holdings LLC ("Wallin"), an entity owned by an officer of Naples Soap, which is a variable interest entity in which Naples Soap is the primary beneficiary (collectively referred to as the "Company"). All intercompany accounts and transactions have been eliminated in consolidation. On April 12, 2022, the Company's headquarters and warehouse facility (which was owned by Wallin) was sold and the mortgage note paid off. As a result of the sale of the building, the Company deconsolidated Wallin on April 12, 2022.

Name Change

On May 23, 2022, the Company formally changed its name from The GNS Group, Inc. to Naples Soap Company, Inc. In addition, the Company's stock ticker symbol changed from "GNSG" to "NASO" effective at the open of market trading on May 23, 2022. On October 31, 2023, the Company uplisted from the Pink Market to the OTCQB Venture Market, operated by the OTC Market Group Inc. The Company's CUSIP number will remain the same.

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of cash and demand deposits with an original maturity of three months or less. The Company may maintain cash balances in excess of the FDIC insured limit at a single bank. As of December 31, 2023 and December 31, 2022, the Company did not have any bank balances in excess of FDIC insured limits.

Accounts Receivable and Concentration of Credit Risk

The Company grants credit to certain wholesale customers in the normal course of business. Accounts receivable are written off when they are deemed to be uncollectible. Accounts receivable are stated net of an allowance for doubtful accounts. An allowance is based on management's estimate of the overall collectability of accounts receivable, considering historical losses. Based on these same factors, individual accounts are charged off against the allowance when management determines those individual accounts are uncollectible. As of December 31, 2023 and December 31, 2022, management did not consider an allowance necessary. However, actual write-offs could differ from management's estimates.

Inventory

Inventory is stated at the lower of cost (first in, first out) or net realizable value, on a weighted average cost basis. The Company records valuation adjustments to its inventory if the cost of inventory exceeds the amount it expects to realize from the ultimate sale or disposal of the inventory. These estimates are based on management's judgment regarding future demands and market conditions and analysis of historical experience. As of December 31, 2023 and December 31, 2022, management believes that no reserve is necessary.

Fixed Assets and Long-Lived Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation on fixed assets is computed using the straight-line method over the estimated useful lives of the assets, which range from five to fifteen years for all classes of fixed assets. The Company capitalizes building and leasehold improvements with a cost in excess of $5,000 and equipment with a cost in excess of $1,000.

The Company reviews recoverability of long-lived assets on a periodic basis whenever events and changes in circumstances have occurred which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets.

Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. ASC 606 directs entities to recognize revenue when the promised goods or services are transferred to the customer. The amount of revenue recognized should equal the total consideration an entity expects to receive in return for the goods or services.

The Company accounts for a contract with a customer that is within the scope of this Topic only when the five steps of revenue recognition under ASC 606 are met.

The Company recognizes revenue based on the amount it expects to receive when control of the goods or services is transferred to the customer. The Company recognizes sales upon customer receipt of merchandise, which is recorded net of estimated returns and allowances. Revenue from e-commerce and wholesale sales are recognized when the customer order is shipped from the Company's warehouse. The Company's shipping and handling revenues are included in net sales. The value of point-of-sale coupons and point-of-sale rebates that result in a reduction of the price paid by the customer are recorded as a reduction of sales. Net sales exclude sales and other similar taxes collected from customers.

The Company offers certain loyalty programs that allow customer store purchases to earn points based on purchasing activity. A $10 reward is earned for every $100 of purchases.

The Company sells gift cards with no expiration dates to customers. The Company does not charge administrative fees on unused gift cards. The Company recognizes revenue from gift cards when they are redeemed by the customer.

The Company's sales return and exchange policy is as follows:

Retail sales – With an original receipt, a refund will be issued for unopened, unused items within 60 days of purchase. Credit or exchange will be issued for opened or used items within 15 days of purchase. If a receipt is not presented, an exchange or store credit will be allowed.

E-Commerce sales – A refund will be issued for unopened, unused items within 60 days of purchase. Credit or exchange will be issued for opened or used items within 15 days of purchase.

Wholesale sales – No returns allowed. Product damaged during shipment or shipped incorrectly will be exchanged.

The Company also provides a reserve for projected merchandise returns based on historical experience. As of December 31, 2023 and December 31, 2022, management did not consider a reserve necessary. However, actual returns could differ from management's estimates.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amount of existing assets and liabilities and their respective tax bases.

Advertising Costs

Marketing and advertising costs are expensed as incurred. The expenses for the periods ending December 31, 2023 and December 31, 2022 were $378,373 and $394,898, respectively.

Shipping and Handling

Costs incurred for freight are included in general and administrative expenses in the accompanying statements of operations and total $389,017 and $453,043 during the periods ended December 31, 2023 and December 31, 2022, respectively. Amounts billed to customers for shipping charges are reported as a component of revenues.

Earnings (Loss) Per Share of Common Stock

Basic net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share ("EPS") include additional dilution from common stock equivalents, such as convertible notes, preferred stock, stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for periods presented, so only the basic weighted average number of common shares are used in the computations.

NOTE 3 – GOING CONCERN

Due to the effects of Hurricane Ian in September, 2022, along with other macroeconomic issues, the Company has incurred losses from operations, has a net working capital deficiency, and has experienced negative cash flows from operations for the last two years. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management believes that the actions currently being taken to raise additional capital to further implement its business plan and generate additional sources of revenue will provide the opportunity for the Company to continue as a going concern. However, there can be no assurance that the Company will be successful in accomplishing these objectives.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and Equipment consisted of the following as of December 31, 2023 and December 31, 2022:

	12/31/2023	12/31/2022
Leasehold improvements	$1,488,086	$1,036,632
Vehicles	164,375	164,375
Warehouse and office equipment	256,002	250,974
Store equipment	789,904	658,884
Total fixed assets	2,698,367	2,110,865
Accumulated depreciation and amortization	(531,577)	(296,355)
Property and equipment, net	$2,166,790	$1,814,510

Depreciation and amortization expense for the periods ended December 31, 2023 and December, 2022 was $235,222 and $126,578 respectively.

NOTE 5 – LINE OF CREDIT

The Company has a revolving line of credit (the "Line") with a financial institution which allows for borrowings of up to $1,000,000. Borrowings bear interest at Prime + 3% (11.5% at December 31, 2023) and secured by substantially all assets of the Company. The line is cross-collateralized with the term note (Note 7) and matures on May 26, 2024. Management expects to renew the line on similar terms.

NOTE 6 – RELATED PARTY NOTE

On December 31, 2023, the Company's CEO issued an unsecured $400,000 promissory note to the Company for working capital purposes, bearing a fixed interest rate of 7%, with a maturity date of December 31, 2028. The monthly principal and interest payment will be $7,923.

Maturities for the next five years are as follows as of December 31, 2023:

2024		$69,271
2025		74,241
2026		79,606
2027		85,357
2028		91,525
	Total	$400,000

NOTE 7 – LONG-TERM DEBT

The Company is obligated on long-term debt as follows as of December 31:

	2023	2022
Term loan, monthly interest payments at Prime + 1% through May 2023, renewed In May 2023 at a fixed rate of 8.25%. The new note calls for monthly principal and interest payments of $25,161 through maturity in May 2026. The loan is secured by substantially all assets of the Company and is cross-collateralized with the line above (Note 5).	$659,916	$800,000
Promissory note, interest only until December 31, 2023, due December 31, 2028. After December, 2023, the monthly payment will be $19,333 including interest of 6%. The note was renegotiated and issued as a $1,500,000 promissory note on December 31, 2023 (see below).	-	750,000
Promissory note of $1,500,000 (see above) was issued on December 31, 2023. The note bears a fixed interest rate of 7%, with a maturity of December 31, 2028. The note calls for monthly payments of principal and interest of $19,209 for the months of January through November and $150,000 each December. The note is secured via a personal guaranty by the Company's CEO.	1,500,000	-
Note payable, monthly payments of $1,097 inclusive of interest at 0.99% per annum, due July 2026, collateralized by a vehicle.	33,578	46,326
Note payable, monthly payments of $167 inclusive of interest at 8.75% per annum, due February 2024, collateralized by equipment.	167	2,068
Total long-term debt	$2,193,661	$1,598,394
Less current portion	(530,456)	(50,398)
Long-term debt less current portion	$1,663,205	$1,547,996

Maturities for the next five years are as follows as of December 31, 2023:

2024		$530,456
2025		570,469
2026		429,789
2027		319,921
2028		343,025
	Total	$2,193,660

NOTE 8 – NOTE PAYABLE – PAYPAL

On October 14, 2023, the Company received an unsecured note of $200,000 from PayPal and paid a one-time fee of $16,630. The note will be paid down daily by applying a fixed percentage of 45%, of customer payments collected via the PayPal online payment system. The outstanding balance as of December 31, 2023 is $129,553.

NOTE 9 – NOTE PAYABLE – S-CORP DISTRIBUTIONS

Upon termination of the S-Corporation as of June 30, 2021, the Company agreed to term out the $373,597 of previously taxed earnings and profits. The amount was due in full to the shareholders of the S-Corporation by June 30, 2022 and bore interest of 2.07%. The note was paid in full in March, 2022.

NOTE 10 – INCOME AND DEFERRED TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards, charitable contributions, rent and depreciable assets. The company is subject to U.S. federal income tax as well as income tax of the state of Florida. The U.S. effective corporate income tax rate is a flat 20.99% and the state of Florida corporate income tax rate is a flat 3.535%.

Income tax (benefit) expense is comprised of the following for the years ended December 31:

	2023	2022
Current income tax expense	$ -	$ -
Deferred income tax (benefit) expense	187,439	(264,636)
	$ 187,439	$ (264,636)

Deferred tax liabilities result primarily from differences in the financial reporting and tax basis of depreciable assets. As of December 31, 2023 and 2022, these differences resulted in deferred tax liabilities totaled $82,577 and $71,727, respectively. Deferred tax assets are primarily the result of NOL carryforwards, which totaled $478,218 as of December 31, 2023. As of December 31, 2023, the Company has recorded a valuation allowance against the full carrying value of the net deferred tax assets.

As of December 31, 2023 and 2022, the Company had approximately $1,873,001 and $1,050,241 in cumulative federal net operating loss carryforwards and have prepaid income taxes totaling $0 and $9,815, respectively.

The following table reconciles the recorded income tax expense with the expected income tax obtained by applying statutory rates to pre-tax earnings for the years ended December 31:

	2023	2022
Computed income tax (benefit) expense	$ (196,070)	$ (264,363)
Permanent differences	-	-
Increase in valuation allowance	383,509	-

$ 187,439 $ (264,363)

NOTE 11 – DEF INED CONTRIBUTION PLAN

The Company maintains a safe harbor 401(k) retirement plan to which eligible employees may contribute. Eligible participants of the Plan may defer annual pre-tax compensation subject to statutory and Plan limitations. The Company matches a certain percentage of an employee's contributions as mandated by the Plan Document. Employer match for the years ending December 31, 2023 and 2022 were $57,469 and $45,244, respectively.

NOTE 12 – EMPLOYEE STOCK OWNERSHIP PROGRAM (ESOP)

The Company implemented an employee stock ownership program effective January 1, 2022. On November 10, 2022 the Company issued and contributed 400,000 restricted shares of stock to the ESOP. Another 600,000 shares were issued to the plan on December 1, 2023, for a cumulative total of 1,000,000 shares.

NOTE 13 – OPERATING LEASES

The Company leases its office facilities, retail space and various other equipment under noncancelable operating lease agreements. The Company determines whether a contract contains a lease at inception by determining if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The Company's lease agreements may contain lease and non-lease components, which are generally accounted for separately with amounts allocated to the lease and non-lease components based on relative stand-alone prices. The right of use asset is composed of the sum of all lease payments, at present value, with the right of use asset and lease liability recognized over the expected lease term, resulting in the recording of a single lease expense on a straight-line basis. The Company utilized a weighted average discount rate of 5.55% on all of its leases. In addition, 5.90 years was utilized as the weighted average remaining lease term for all operating leases in effect.

ROU assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. Renewal and termination clauses are factored into the determination of the lease term if it is reasonably certain that these options would be exercised by the Company. Lease assets are amortized over the lease term unless there is a transfer of title or purchase option reasonably certain of exercise, in which case the asset life is used. The Company's lease agreements include variable payments. Variable lease payments not dependent on an index or rate primarily consist of percentage rent charges and are not included in the calculation of the ROU assets and lease liabilities and are expensed as incurred. In order to determine the present value of lease payments, the Company uses the implicit rate when it is readily determinable. As the Company's lease does not provide an implicit rate, management uses a calculated discount rate based on its incremental borrowing rate to determine the present value of lease payments.

Maturity of lease liability for the operating leases for the years ending December 31, 2023

2024	$1,001,319
2025	793,425
2026	608,575
2027	607,652
2028	466,712
Thereafter	770,722
Total undiscounted cash flows	4,248,405
Less: Interest component	(609,453)
Present Value of operating lease liabilities	$3,638,952
Disclosed as:	
Current portion	824,084
Non-current portion	2,814,868

The Company recorded total operating lease expenses of $869,503 and $710,913 for the years ending December 31, 2023 and December 31, 2022, respectively.

NOTE 14 – VARIABLE INTEREST ENTITY

In the second quarter of 2022, Naples Soap ended its relationship with Wallin, a limited liability company owned by Naples Soap's majority stockholder. U.S. GAAP require the consolidation of certain variable interest entities in which Naples Soap is considered to be the primary beneficiary. Wallin had been identified as a variable interest entity that was required to be consolidated with Naples Soap under these rules.

The consolidated financial statements include the below amounts, reflecting Wallin's books and records:

	12/31/2023	12/31/2022
Total Revenue	$ -	$ -
Total Expenses	-	21,353
Total Assets	-	-
Total Liabilities	-	-
Gain on Sale of Building	-	752,057

On April 12, 2022, the Company's headquarters and warehouse facility (owned by Wallin) was sold and the mortgage note paid off. As a result of the sale of the building, the Company deconsolidated its financials immediately after the sale. The Company leased the building through September 30, 2022, at which time it moved into its new corporate headquarters and warehouse.

NOTE 15 – SUBSEQUENT EVENTS

On April 24, 2024, the Company announced that Ira Miller had resigned from the Company's Board of Directors, for personal reasons. The departure was effective April 19, 2024.

On April 30, 2024, The Company announced that it had amended and restated it Company Bylaws, effective April 24, 2024. The amendments reflected a change in Company name, reincorporation in Delaware and changing the term shareholder to stockholder.

NAPLES SOAP COMPANY, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

		June, 2024	December 31, 2023
ASSETS			
CURRENT ASSETS			
Cash	$	104,439	$ 127,165
Accounts receivable		31,483	19,187
Inventory		694,933	735,712
Prepaid expenses and other current assets		378,636	298,883
Total current assets		1,209,491	1,180,947
PROPERTY AND EQUIPMENT, NET		2,071,626	2,166,790
OTHER ASSETS		95,763	92,341
OPERATING RIGHT-OF-USE ASSETS		3,740,669	3,553,637
TOTAL ASSETS	$	7,117,549	$ 6,993,715
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY			
CURRENT LIABILITIES			
Line of credit	$	835,652	$ 498,917
Accounts payable		469,809	489,172
Accrued expenses		223,975	243,182
Current portion of notes payable		469,885	530,456
Current portion of note payable – related party		71,695	69,271
Current portion of operating lease liabilities		708,612	824,084
Note payable – PayPal capital loan		-	129,554
Total current liabilities		2,779,628	2,784,636
LONG-TERM LIABILITIES			
Notes payable, less current maturities		2,026,471	1,663,205
Note payable, less current maturities – related party		294,273	330,729
Long-term portion of operating lease liabilities		3,133,762	2,814,868
Total long-term liabilities		5,454,506	4,808,802
TOTAL LIABILITIES		8,234,134	7,593,438
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 13)			
STOCKHOLDERS' (DEFICIT) EQUITY			
Preferred stock, no par value; 5,000,000 shares authorized; 0 shares issued and outstanding as of June 30, 2024 and December 31, 2023		-	-
Common stock, no par value per share; 3,000,000,000 shares authorized as of June 30, 2024 and December 31, 2023, 1,492,733,623 and 1,492,733,623 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively		-	-
Additional paid in capital		1,102,225	1,102,225
Accumulated deficit		(2,218,810)	(1,701,948)
Total stockholders' (deficit) equity		(1,116,585)	(599,723)
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY	$	7,117,549	$ 6,993,715

NAPLES SOAP COMPANY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

		For the Six Months Ended June 30,	
		2024	**2023**
REVENUES			
Retail sales	$	4,832,191	$ 4,135,067
E-Commerce sales		1,261,732	1,272,831
Wholesale sales		222,033	210,517
TOTAL REVENUES		6,315,956	5,618,415
COST OF GOODS SOLD		1,494,548	1,598,367
GROSS PROFIT		4,821,408	4,020,048
OPERATING EXPENSES			
Salaries, wages and benefits		2,604,802	2,297,805
Selling, general and administrative		1,416,180	1,230,449
Occupancy and lease expenses		861,000	686,475
Marketing and advertising		205,418	201,725
Depreciation and amortization		127,994	105,396
TOTAL OPERATING EXPENSES		5,215,394	4,521,850
OPERATING LOSS		(393,986)	(501,802)
OTHER INCOME (EXPENSE)			
Other income		21,574	19,883
Interest expense		(144,450)	(104,224)
TOTAL OTHER (EXPENSE) INCOME		(122,876)	(84,341)
LOSS BEFORE TAXES		(516,862)	(586,143)
INCOME TAX EXPENSE		-	-
NET LOSS	$	(516,862)	$ (586,143)
NET EARNINGS PER SHARE			
Basic and diluted net loss	$	(0.00)	(0.00)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
Basic and diluted		1,492,733,623	1,490,466,956

The accompanying notes are an integral part of these statements.

NAPLES SOAP COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(Unaudited)

	Preferred		Common		Additional Paid-In Capital	Accumulated Earnings (Deficit)		Total
	Shares	Amount	Shares	Amount				
Balances at December 31, 2023	-	$ -	1,492,733,623	$ -	$ 1,102,225	$ (1,701,948)	$	(599,723)
Net (loss)	-	-	-	-	-	(180,031)		(180,031)
Balances at March 31, 2024	-	$ -	1,492,733,623	$ -	$ 1,102,225	$ (1,881,979)	$	(779,754)
Net (loss)	-	-	-	-	-	(336,831)		(336,831)
Balances at June 30, 2024	-	$ -	1,492,733,623	$ -	$1,102,225	$ (2,218,810)	$	(1,116,585)

The accompanying notes are an integral part of these statements.

NAPLES SOAP COMPANY, INC.
STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Six Months Ended June 30,	
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (516,862)	$ (586,143)
Adjustments to reconcile net loss to net cashflows from operating activities:		
Depreciation and amortization	127,994	105,396
Non-cash lease expense	16,388	4,394
Change in cash resulting from changes in:		
Accounts receivable, Trade	(12,296)	16,288
Inventory	40,779	130,417
Prepaids and Other CA	(79,753)	7,335
Other Assets	(3,422)	(735)
Accounts payable	(19,363)	(100,859)
Accrued Liabilities	(19,207)	(2,985)
Net cash flows from operating activities	(465,741)	(426,892)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(32,830)	(562,321)
Net cash flows from investing activities	(32,830)	(562,321)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from notes payable and line of credit	3,703,135	3,657,913
Principal payments on notes payable and line of credit	(3,227,288)	(2,615,976)
Net cash flows from financing activities	475,847	1,041,937
NET CHANGE IN CASH AND CASH EQUIVALENTS	(22,725)	52,724
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	127,165	49,522
CASH AT END OF PERIOD	$ 104,440	$ 102,246

	2024	**2023**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 144,451	$ 104,244
SUPPLEMENTAL DISCLOSURES ON NONCASH INVESTING ACTIVITY:		
Right of use asset for lease liability	$ 187,032	$ 950,965

The accompanying notes are an integral part of these statements.

NAPLES SOAP COMPANY, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
June 30, 2024

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Organization and Line of Business

Naples Soap Company, Inc., ("Naples Soap"), is a health and wellness brand that offers personal care products including soap, hair, face and skin care products, through its 13 brick and mortar retail stores located exclusively in the state of Florida and its website, national and boutique re-sellers, and online marketplaces, including Amazon and Faire. The store locations also offer sundry products with coastal themes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission" or the "SEC"). It is management's opinion that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Principles of Consolidation

The Company's consolidated financial statements include those of Wallin Family Holdings LLC ("Wallin"), an entity owned by an officer of Naples Soap, which is a variable interest entity in which Naples Soap is the primary beneficiary (collectively referred to as the "Company"). All intercompany accounts and transactions have been eliminated in consolidation. On April 12, 2022, the Company's headquarters and warehouse facility (which was owned by Wallin) was sold and the mortgage note paid off. As a result of the sale of the building, the Company deconsolidated Wallin on April 12, 2022.

Name Change

On May 23, 2022, the Company formally changed its name from The GNS Group, Inc. to Naples Soap Company, Inc. In addition, the Company's stock ticker symbol changed from "GNSG" to "NASO" effective at the open of market trading on May 23, 2022. On October 31, 2023, the Company uplisted from the Pink Market to the OTCQB Venture Market, operated by the OTC Market Group Inc. The Company's CUSIP number will remain the same.

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of cash and demand deposits with an original maturity of three months or less. The Company may maintain cash balances in excess of the FDIC insured limit at a single bank. As of June 30, 2024 and December 31, 2023, the Company did not have any bank balances in excess of FDIC insured limits.

Accounts Receivable and Concentration of Credit Risk

The Company grants credit to certain wholesale customers in the normal course of business. Accounts receivable are written off when they are deemed to be uncollectible. Accounts receivable are stated net of an allowance for doubtful accounts. An allowance is based on management's estimate of the overall collectability of accounts receivable, considering historical losses. Based on these same factors, individual accounts are charged off against the allowance when management determines those individual accounts are uncollectible. As of June 30, 2024 and December 31, 2023, management did not consider an allowance necessary. However, actual write-offs could differ from management's estimates.

Inventory

Inventory is stated at the lower of cost (first in, first out) or net realizable value, on a weighted average cost basis. The Company records valuation adjustments to its inventory if the cost of inventory exceeds the amount it expects to realize from the ultimate sale or disposal of the inventory. These estimates are based on management's judgment regarding future demands and market conditions and analysis of historical experience. As of June 30, 2024 and December 31, 2023, management believes that no reserve is necessary.

Fixed Assets and Long-Lived Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation on fixed assets is computed using the straight-line method over the estimated useful lives of the assets, which range from five to fifteen years for all classes of fixed assets. The Company capitalizes building and leasehold improvements with a cost in excess of $5,000 and equipment with a cost in excess of $1,000.

The Company reviews recoverability of long-lived assets on a periodic basis whenever events and changes in circumstances have occurred which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets.

Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. ASC 606 directs entities to recognize revenue when the promised goods or services are transferred to the customer. The amount of revenue recognized should equal the total consideration an entity expects to receive in return for the goods or services.

The Company accounts for a contract with a customer that is within the scope of this Topic only when the five steps of revenue recognition under ASC 606 are met.

The Company recognizes revenue based on the amount it expects to receive when control of the goods or services is transferred to the customer. The Company recognizes sales upon customer receipt of merchandise, which is recorded net of estimated returns and allowances. Revenue from e-commerce and wholesale sales are recognized when the customer order is shipped from the Company's warehouse. The Company's shipping and handling revenues are included in net sales. The value of point-of-sale coupons and point-of-sale rebates that result in a reduction of the price paid by the customer are recorded as a reduction of sales. Net sales exclude sales and other similar taxes collected from customers.

The Company offers certain loyalty programs that allow customer store purchases to earn points based on purchasing activity. A $10 reward is earned for every $100 of purchases.

The Company sells gift cards with no expiration dates to customers. The Company does not charge administrative fees on unused gift cards. The Company recognizes revenue from gift cards when they are redeemed by the customer.

The Company's sales return and exchange policy is as follows:

Retail sales – With an original receipt, a refund will be issued for unopened, unused items within 60 days of purchase. Credit or exchange will be issued for opened or used items within 15 days of purchase. If a receipt is not presented, an exchange or store credit will be allowed.

E-Commerce sales – A refund will be issued for unopened, unused items within 60 days of purchase. Credit or exchange will be issued for opened or used items within 15 days of purchase.

Wholesale sales – No returns allowed. Product damaged during shipment or shipped incorrectly will be exchanged.

The Company also provides a reserve for projected merchandise returns based on historical experience. As of June 30, 2024 and December 31, 2023, management did not consider a reserve necessary. However, actual returns could differ from management's estimates.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amount of existing assets and liabilities and their respective tax bases.

Advertising Costs

Marketing and advertising costs are expensed as incurred. The expenses for the periods ending June 30, 2024 and June 30, 2023 were $205,418 and $201,725, respectively.

Shipping and Handling

Costs incurred for freight are included in general and administrative expenses in the accompanying statements of operations and total $143,039 and $175,718 during the periods ended June 30, 2024 and June 30, 2023, respectively. Amounts billed to customers for shipping charges are reported as a component of revenues.

Earnings (Loss) Per Share of Common Stock

Basic net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share ("EPS") include additional dilution from common stock equivalents, such as convertible notes, preferred stock, stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for periods presented, so only the basic weighted average number of common shares are used in the computations.

NOTE 3 – GOING CONCERN

Due to the effects of Hurricane Ian in September, 2022, along with other macroeconomic issues, the Company has incurred losses from operations, has a net working capital deficiency, and has experienced negative cash flows from operations for the last two years. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management believes that the actions currently being taken to raise additional capital to further implement its business plan and generate additional sources of revenue will provide the opportunity for the Company to continue as a going concern. However, there can be no assurance that the Company will be successful in accomplishing these objectives.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and Equipment consisted of the following as of June 30, 2024 and December 31, 2023:

	6/30/2024	12/31/2023
Leasehold improvements	$1,488,086	$1,488,086
Vehicles	164,375	164,375
Warehouse and office equipment	260,829	256,002
Store equipment	817,907	789,904
Total fixed assets	2,731,197	2,698,367
Accumulated depreciation and amortization	(659,571)	(531,577)
Property and equipment, net	$2,071,626	$2,166,790

======== ========

Depreciation and amortization expense for the periods ended June 30, 2024 and June 30, 2023 was $127,994 and $105,396 respectively.

NOTE 5 – LINE OF CREDIT

The Company has a revolving line of credit (the "Line") with a financial institution which allows for borrowings of up to $1,000,000. Borrowings bear interest at Prime + 3% (11.5% at June 30, 2024) and secured by substantially all assets of the Company. The line is cross-collateralized with the term note (Note 7) and matures on November 26, 2024. As of June 30, 2024, the Company has utilized $835,652 of the credit line.

NOTE 6 – RELATED PARTY NOTE

On December 31, 2023, the Company's CEO issued an unsecured $400,000 promissory note to the Company for working capital purposes, bearing a fixed interest rate of 7%, with a maturity date of December 31, 2028. The monthly principal and interest payment will be $7,923.

Maturities for the next five years are as follows as of June 30, 2024:

2025		$71,695
2026		76,876
2027		82,430
2028		88,386
2029		46,582
	Total	$365,969

NOTE 7 – LONG-TERM DEBT

The Company is obligated on long-term debt as follows as of June 30, 2024 and December 31, 2023:

	6/30/2024	12/31/2023
Term loan, monthly interest payments at Prime + 1% through May 2023, renewed In May 2023 at a fixed rate of 8.25%. The new note calls for monthly principal and interest payments of $25,161 through maturity in May 2026. The loan is secured by substantially all assets of the Company and is cross-collateralized with the line above (Note 5).	$ 533,587	$659,916
Promissory note of $1,500,000 was issued on December 31, 2023. The note beared a fixed interest rate of 7%, with a maturity of December 31, 2028. The note called for a monthly payment of principal and interest of $19,209 for the months of January through November and $150,000 each December. The note was increased to $2,000,000 on June 1, 2024. The note has the same payment structure, however the January through November monthly payment increased to $19,904 with the December payment decreasing to $100,000 and the maturity date extended to May 31, 2032. The note was secured via a personal guaranty by the Company's CEO.	1,935,630	1,500,000
Note payable, monthly payments of $1,097 inclusive of interest at 0.99% per annum, due July 2026, collateralized by a vehicle.	27,139	33,577
Note payable, monthly payments of $167 inclusive of interest at 8.75% per annum, due February 2024, collateralized by equipment.	-	167
Total long-term debt	$2,496,356	$2,193,660
Less current portion	(469,885)	(530,456)
Long-term debt less current portion	$2,026,471	$1,663,205

Maturities for the next several years are as follows as of June 30, 2024:

2025		$469,885
2026		481,566
2027		218,481
2028		233,080
2029		249,913
thereafter		843,431
	Total	$2,496,356

NOTE 8 – DEF INED CONTRIBUTION PLAN

The Company maintains a safe harbor 401(k) retirement plan to which eligible employees may contribute. Eligible participants of the Plan may defer annual pre-tax compensation subject to statutory and Plan limitations. The Company matches a certain percentage of an employee's contributions as mandated by the Plan Document.

NOTE 9 – EMPLOYEE STOCK OWNERSHIP PROGRAM (ESOP)

The Company implemented an employee stock ownership program effective January 1, 2022. On November 10, 2022 the Company issued and contributed 400,000 restricted shares of stock to the ESOP. Another 600,000 shares were issued to the plan on December 1, 2023, for a cumulative total of 1,000,000 shares.

NOTE 10 – OPERATING LEASES

The Company leases its office facilities, retail space and various other equipment under noncancelable operating lease agreements. The Company determines whether a contract contains a lease at inception by determining if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The Company's lease agreements may contain lease and non-lease components, which are generally accounted for separately with amounts allocated to the lease and non-lease components based on relative stand-alone prices. The right of use asset is composed of the sum of all lease payments, at present value, with the right of use asset and lease liability recognized over the expected lease term, resulting in the recording of a single lease expense on a straight-line basis. The Company utilized a weighted average discount rate of 5.55% on all of its leases. In addition, 5.90 years was utilized as the weighted average remaining lease term for all operating leases in effect.

ROU assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. Renewal and termination clauses are factored into the determination of the lease term if it is reasonably certain that these options would be exercised by the Company. Lease assets are amortized over the lease term unless there is a transfer of title or purchase option reasonably certain of exercise, in which case the asset life is used. The Company's lease agreements include variable payments. Variable lease payments not dependent on an index or rate primarily consist of percentage rent charges and are not included in the calculation of the ROU assets and lease liabilities and are expensed as incurred. In order to determine the present value of lease payments, the Company uses the implicit rate when it is readily determinable. As the Company's lease does not provide an implicit rate, management uses a calculated discount rate based on its incremental borrowing rate to determine the present value of lease payments.

Maturity of lease liability for the operating leases for the years ending June 30, 2024

2025	$910,284
2026	859,805
2027	811,281
2028	812,814
2029	402,679
Thereafter	711,073
Total undiscounted cash flows	4,507,936
Less: Interest component	(665,563)
Present Value of operating lease liabilities	$3,842,373
Disclosed as:	
Current portion	708,612
Non-current portion	3,133,761

The Company recorded total operating lease expenses of $500,970 and $393,095 for the years ending June 30, 2024 and June 30, 2023, respectively.

NOTE 11 – VARIABLE INTEREST ENTITY

In the second quarter of 2022, Naples Soap ended its relationship with Wallin, a limited liability company owned by Naples Soap's majority stockholder. U.S. GAAP require the consolidation of certain variable interest entities in which Naples Soap is considered to be the primary beneficiary. Wallin had been identified as a variable interest entity that was required to be consolidated with Naples Soap under these rules.

The consolidated financial statements include the below amounts, reflecting Wallin's books and records:

	12/31/2023	12/31/2022
Total Revenue	$ -	$ -
Total Expenses	-	21,353
Total Assets	-	-
Total Liabilities	-	-
Gain on Sale of Building	-	752,057

On April 12, 2022, the Company's headquarters and warehouse facility (owned by Wallin) was sold and the mortgage note paid off. As a result of the sale of the building, the Company deconsolidated its financials immediately after the sale. The Company leased the building through September 30, 2022, at which time it moved into its new corporate headquarters and warehouse.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through August 12, 2024, the date the financial statements were available to be issued. There are no subsequent events to report.

EXHIBIT B

SUBSCRIPTION AGREEMENT

NAPLES SOAP COMPANY, INC.
SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of
NAPLES SOAP COMPANY, INC.
14601 Jetport Loop
Suite 180
Fort Myers, FL 33913

Ladies and Gentlemen:

The undersigned understands that Naples Soap Company, Inc.., a Delaware corporation, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 975,610 shares of its Series A Preferred Stock, $0.00001 par value (each a "**Share**" and, collectively, the "**Shares**") at a price of $5.00 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $10,250 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $5,000,000 (the "**Maximum Offering Amount**"). The Target Offering Amount, Maximum Offering Amount and Minimum Individual Purchase Amount include a 2.5% Investor Transaction Fee to be paid <u>to the Company at the time of the subscription to offset transaction costs. A portion of this fee is paid to the Intermediary.</u> . If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares above the Target Offering Amount to be determined at the Company's discretion. The Company is offering the Shares to prospective investors through DealMaker Securities LLC (the "**Intermediary**"). The Intermediary is registered with the Securities and Exchange Commission (the "**SEC**"), and a member of the Financial Industry Regulatory Authority. The Company will pay the Intermediary compensation as follows: (a) Activation Fees of $15,000, (b) Monthly Subscription Fees of $2,000, and (c) 8.5% Cash Fees from all proceeds.

Investors in the offering will receive the following time-based and amount-based investment perks/ incentives (amounts set forth below do not include the 2.5% Investor Transaction Fee):

Time -based Incentive*	Amount-based Incentive
Invest within the first month- 5% Bonus Shares	Gift Box/Gift Cards[1]
Invest within the next month- 2% Bonus Shares	$1,000-$2,499 - $100 Gift Box, $50 Gift Card Ecom
	$2,500-$4,999 - $150 Gift Box, $200 Gift Card Ecom
	$5,000-Up - $150 Gift Box, $500 Gift Card Ecom
	Bonus shares
	Invest $2,500-5% Bonus Shares
	Invest $5,000-7% Bonus Shares
	Invest $10,000-9% Bonus Shares
	Invest $25,000-12% Bonus Shares
	Invest $100,000-15% Bonus Shares

[1]Gift Cards delivery via email first week of October.

* Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31st day) following the Launch Date. The next month begins at 12:00 am on the 30th day after Launch Date (the conclusion of the prior 30-day period) and concludes at 11:59 pm EDT 30-days later (03:59 am UTC on the 31st day). Perks based on amount invested will not be cumulative based on the aggregate amount invested over time, but rather applied to each individual investment respectively. All bonus shares will be issued at the conclusion of the offering.

1. **Subscription.** Subject to the terms of this Agreement and the Form C, the undersigned hereby subscribes to purchase the number of Shares as indicated through the Intermediary's platform at the stated price of $5,00/Share and added to the Investor Processing Fee, which shall equal the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Intermediary through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and subject to Section 3. No person may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

2. **Closing.**
(a) Closing. Subject to Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "Closing") shall take place through the Intermediary on the date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "Closing Date") as defined under and in accordance with the Form C.

(b) Closing Conditions. Closing is conditioned upon satisfaction of all the following
conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established by the Intermediary and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3. **Termination of the Offering;** Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4. **Investor Representations.** The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares or otherwise on account of the success of the Company.

(c) The undersigned (i) either qualifies as an "accredited investor" as defined by Rule 501(a) of Regulation D under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Intermediary to evidence these representations. The undersigned agrees and covenants that the undersigned will maintain accurate and up-to-date contact information (including email and mailing address) on the Intermediary and will promptly update such information in the event it changes or is no longer accurate. Without limiting the generality of the foregoing, the undersigned understands that, under Rule 100(a)(2) of Regulation Crowdfunding, investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period, as follows:

The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

(d) The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Shares and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the undersigned's investment in the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that

neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in
deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Intermediary nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned has up to 48 hours before the Offering Deadline to cancel the undersigned's subscription and receive a full refund.

(k) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Intermediary) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(q) The undersigned has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the undersigned, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r) The undersigned has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The undersigned understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(s) The undersigned understands that no public market now exists for the Series A Preferred Stock issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the undersigned hereunder.

(t) The undersigned is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The undersigned hereby represents and agrees that if the undersigned's country of residence or other circumstances change such that the above representations are no longer accurate, the undersigned will immediately notify Company. The undersigned further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(u) If the undersigned is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the undersigned of the Subscription

Agreement is within the power of the undersigned and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the undersigned, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the undersigned; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the undersigned; result in the acceleration of any material indenture or contract to which the undersigned is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(v)   The undersigned acknowledges that undersigned has read the educational materials on the landing page, and has been informed of undersigned's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right.

(w)   The undersigned acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of an Company that engages in promotional activities on behalf of the Company.

(x)   The undersigned acknowledges that undersigned has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

5. **HIGH RISK INVESTMENT**. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

6. **Company Representations**. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a) Corporate Power. The Company has been duly incorporated as corporation under the laws of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Certificate of Incorporation, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e) Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(f) Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or shareholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(g) Securities Matters. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan, and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent applicable and as required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(h) Transfer Agent. The Company has engaged a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Subscription Agreement.

7. **No Conflict.** The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. **Indemnification.** The undersigned acknowledges that the Company and its founders, officers, directors, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Shares for sale to the undersigned without having first registered the issuance of the Shares under the Securities Act or the securities laws of any state. The undersigned also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the undersigned agrees to indemnify and hold harmless the Company its founders, officers, directors, employees, agents (including legal counsel), and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

9. **Market Stand-Off and Power of Attorney.** In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company's initial public offering, the undersigned shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Shares without the prior written consent of the Company or its managing underwriter. Such restriction (the "*Market Stand- Off*") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions. For consideration received and acknowledged, each undersigned, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this Section 9 and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

10. **Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable. The Company and the Intermediary, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Shares given by the undersigned in written or electronic form. The Intermediary may rely conclusively upon and shall incur no liability in respect of any action take upon any notice,
consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the undersigned.

11. **Legend.** The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation Crowdfunding.

12. **Notices.** All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Intermediary or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

13. **Governing Law.** Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the Delaware without regard to the principles of conflicts of laws.

14. **Submission to Jurisdiction**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. **Entire Agreement.** This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

16. **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

17. **Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

18. **Invalidity of Specific Provisions**. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

19. **Titles and Subtitles.** The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

20. **Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21. **Electronic Execution and Delivery**. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

22. **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

23. **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

24. **Notification of Changes**. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect. The undersigned agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Intermediary.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of .

COMPANY:

NAPLES SOAP COMPANY, INC.
14601 Jetport Loop
Suite 180
Fort Myers, FL 33913

By:_____

Name: Deanna Wallin

Title: Chief Executive Officer

SUBSCRIBER:

By:_____

Name: _____

Title: _____

:

EXHIBIT C
CERTIFICATE OF DESIGNATION

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:45 PM 07/16/2024
FILED 03:45 PM 07/16/2024
SR 20243154474 - FileNumber 6460734

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF

SERIES A PREFERRED STOCK OF NAPLES SOAP COMPANY, INC.

NAPLES SOAP COMPANY, INC., a corporation organized and existing under the laws of the State of Delaware (the **"Corporation"** or **"Company"),** hereby certifies that the Board of Directors of the Corporation (the **"Board of Directors"** or the **"Board"),** pursuant to authority of the Board of Directors as required by applicable law, and in accordance with the provisions of its certificate of incorporation and by-laws, hereby authorizes a series of the Corporation's previously authorized Preferred Stock, par value $0.0000 l per share (the **"Preferred Stock"),** and hereby states the designation and number of shares, and fixes the voting powers, designations, preferences, limitations, restrictions and relative rights thereof, as follows:

SECTION 1. DESIGNATION OF SERIES AND STATED VALUE. One million shares (1,000,000) of Preferred Stock are designated as the "Series A Preferred Stock" (the **"Series A Preferred Stock").** The Series A Preferred Stock will have a stated value of $5.00 per share (the "Stated Value").

SECTION 2. DIVIDENDS. The holders of the Series A Preferred Stock shall not be entitled to receive dividends.

SECTION 3. LIQUIDATION. The holders of Series A Preferred Stock will not be entitled to any payment upon any liquidation, dissolution or winding up of the Company..

SECTION 4. VOTING. The holders of the Series A Preferred Stock will have no right to vote on any matters brought before the stockholders of the Company except as otherwise set forth herein or as required by law.

SECTION 5. MANDATORY CONVERSION. All outstanding shares of Series A Preferred Stock will automatically convert into shares of the Company's common stock, $0.0001 par value per share **("Common Stock")** upon the earlier of: (i) the closing date of an IPO **("IPO Conversion");** or (ii) the closing date of a Qualified Financing **("Qualified Financing Conversion").**

For purposes of this Certificate of Designation, an "IPO" shall mean the listing of the Company's Common Stock for trading on a public market.

For purposes of this Certificate of Designation, a "Qualified Financing" shall mean the Company's sale of Common Stock (or securities convertible into Common Stock) for an aggregate purchase price of at least Ten Million Dollars ($10,000,000).

(a) <u>IPO Conversion:</u> For purposes of the IPO Conversion, the number of shares of Common Stock into which the Series A Preferred Stock will convert into will be equal to the Stated Value of the outstanding shares of Series A Preferred Stock divided by the IPO Conversion Price

The IPO Conversion Price will be 75% of the offering price under the IPO.

1

(b) <u>Qualified Financing Conversion:</u> For purposes of the Qualified Financing Conversion, the number of shares of Common Stock into which the Series A Preferred Stock will convert into will be equal to the Stated Value of the outstanding shares of Series A Preferred Stock divided by the Qualified Financing Conversion Price.

The Qualified Financing Conversion Price will be 75% of the implied valuation of the Company (per share) under the Qualified Financing.

Any fractional number of shares of Common Stock under any IPO Conversion or any Qualified Financing Conversion shall be rounded down to the next lower share number.

SECTION 6. REDEMPTION RIGHTS. The shares of the Series A Preferred Stock shall not be subject to redemption.

SECTION 7. NOTICES. Any notice required hereby to be given to the holders of shares of the Series A Preferred Stock shall be deemed given if sent by e-mail or deposited in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of the Corporation.

SECTION 8. AMENDMENT. This Certificate of Designation may be amended with the consent of the holders of a majority of the outstanding shares of Series A Preferred Stock and the Company.

SECTION 9. MISCELLANEOUS

(a) The headings of the various sections and subsections of this Certificate of Designation are for convenience of reference only and shall not affect the interpretation of any of the provisions of this Certificate of Designation.

(b) Whenever possible, each provision of this Certificate of Designation shall be interpreted in a manner as to be effective and valid under applicable law and public policy. If any provision set forth herein is held to be invalid, unlawful or incapable of being enforced by reason of any rule oflaw or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions of this Certificate of Designation. No provision herein set forth shall be deemed dependent upon any other provision unless so expressed herein. If a court of competent jurisdiction should determine that a provision of this Certificate ofDesignation would be valid or enforceable if a period of time were extended or shortened, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

(c) Except as may otherwise be required by law, the shares of the Series A Preferred Stock shall not have any powers, designations, preferences or other special rights, other than those specifically set forth in this Certificate of Designation.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Certificate of Designations, Preferences and Rights of Series A Preferred Stock has been executed by a duly authorized officer of the Corporation on <u>July 11</u> , 2024.

NAPLES SOAP COMPANY, INC.

By:<u>/s/ Deanna Wallin</u>
Name: Deanna Wallin
Title: Chief Executive Officer

EXHIBIT D
LANDING PAGE

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NAPLES
SOAP COMPANY

REASONS TO INVEST • PERKS TEAM FAQ DOWNLOAD I'M READY TO INVEST

INVEST IN NAPLES SOAP COMPANY

Naturally Better Skincare

I'M READY TO INVEST



NAPLES
SOAP COMPANY
NATURALLY BETTER
SKIN CARE

OFFERING CIRCLJI AR E0B.M...C INVESTOR EDUCATION

TOP REASONS TO INVEST...

75 years of proven success

$12.3M in sales in 2023

70-90% retail product margins across 600+ SKUs

Developing proprietary 3D Plant Stem Cell products using NASA bioreactor technology

Omni-channel health and wellness company with 13 retail stores, thriving e-commerce and wholesale operations

I'M READY TO INVEST

PERKS

i Time-based Bonuses	Bonus Shares
Invest within the first month	5%
Invest Within the next month	2%

,il Amount-based Bonuses	Bonus Shares
Invest $2,500•	5%
Invest $5,000•	7%
Invest $70,000•	9%

| Invest $25,000+ | 72% |
| Invest $700,000+ | 75% |

    

70% OF AMERICANS BELIEVE THEY HAVE SENSITIVE SKIN.,

But harsh chemicals dominate the $512B global beauty
and personal care products market [2]

 

THE HARSH CHEMICALS HIDING IN YOUR SKINCARE ROUTINE

Phthalates: Toxic at high levels and linked to hormone disruption.
View Source >

Parabens: Can cause reproductive disorders, endocrine disruption, skin irritations
View Source >

Polyethylene glycols (PEG): Linked to certain cancers
View Source >

Reality Check:
Big beauty companies still use harsh chemicals because they're cheap.

Chemical Overload:
The average American woman is exposed to 168 chemical ingredients from cosmetics.

Regulation Is Lax:
The FDA doesn't test cosmetic products for safety before they hit the market.

YET MORE OF US FACE SERIOUS SKIN CONDITIONS THAN EVER BEFORE





30M+ have Eczema [3]

8M+ suffer from Psoriasis [4]

60-70% believe they have sensitive skin [5]

NOT ALL SOAP IS **CREATED EQUAL**

People are Flocking to Natural Skin care Products







Booming Market:

Natural skin care products are an $8.7B market, growing at a 72% CAGR-that's double the rate of traditional beauty

products.

View Source >

Consumer Shift:

1 in 3 consumers are reaching for natural skin care products.

View Source >

Natural Revolution:

The skin care revolution is here, and it's au naturale.

View Source >

NAPLES SOAP COMPANY:
NATURAL, EFFECTIVE SKIN CARE FOR ALL

Since Naples Soap Co. opened its doors in 2009, people from all over the world have become passionate users of our products.







Sensitive Skin Solutions:

Our fragrance-free line for those with eczema, psoriasis, and other skin concerns

Body Care:

Natural soaps, sea salt soaps, body butters, and moisturizers

Hair Care:

Eco-friendly shampoo and conditioner bars

Face Care:

Cleansers, toners, and anti-aging treatments



Specialty Products:

Accessories, shower steamers, and more for self-care indulgence



OVER 600 PRODUCTS

    

A NATURAL SKINCARE EMPIRE

75 years of success has positioned us for omni-channel growth across:

A thriving e-commerce platform

Ever expanding wholesale operations

13 Naples Soap Company retail locations



70-90% retail product margins across **600+** SKUs

MEET OUR FOUNDER:
FORMER NURSE & SKIN CARE PIONEER



Deanna Wallin

Founder and CEO, Naples Soap Co.

"As a former nurse and a mother, I've battled eczema and psoriasis my whole life, trying every product on the market without success. Frustrated by ineffective, chemical-laden solutions, I began creating natural skincare products that actually worked for my daughter and me. This personal quest led me to found Naples Soap Company in 2009, starting with a tiny 300 sq. ft. store.

Today, we've grown to 13 retail locations across Florida, with thriving e-commerce and wholesale operations, offering over 600 natural products that have helped countless people find relief from chronic skin issues. Now, we're poised to take our proven formulas nationwide, expanding our wholesale partnerships and e-commerce reach to bring effective, natural skincare solutions to millions more Americans struggling with sensitive skin."

DOWNLOAD OUR INVESTOR BRIEF

DOWNLOAD



MEET OUR **INSANEbY LOYAL CUSTOMERS**

Sensitive soap from Naples yay!

I want to let you all know that if you have any skin issues you might consider trying the Naples Sensitive soap and other products. I am highly allergic to many other products and didn't know it. My skin seemed to be very dry, itchy and so times even scaly in some sections. Especially on my arms for some reason. I decided to try the fragrance free sensitive round soap. Right away the clean feel was obvious. It rinses *off* so well. Over time, a month or somy itchy skin stopped bothering me. The rough part started too disappear completely. Amazing, right now my skin is totally clear and I am able to put on lotions without anyproblems. This is the only soap I will use forever now. Why would I go back to issues I've had before. Btw, I know the price might sound high but I'm here too tell you each bar lasts a very long time anddoesn't melt into a mushy mess as other...

I can finally wear my wedding ring again!!!

I have been dealing with horrible eczema on the backs of my hands and wrists. I happened to be in Naples in February and was walking past the store and the hand written sign outside caught my eye. It said they had products to help me eczema. I walked in and the staff were so incredibly nice and helpful. I bought the fragrance free soap and moisturizer and now after four month of using it daily, I can finally wear my wedding ring again!! I hadn't been able to wear it in almost a year! I travel a lot for work but I never leave home without these products! Thank you, thank you, thank you!!

I have before and after photos and would love to post them here!

On https://www.naplessoap.com/

Connie

M.E.

DEANNA+ SAM

"I asked, 'Who are you and what else do you have if you can heal my mother's eczema with just a bar of soap?' Here I am, 14years later, running the Wellen Park-Venice location!" - Sam



SOAP COMPANY
NAPLES SOAP COMPANY
naplessoap • Follow
Original audio
naplessoap Who knew that a quick shopping trip to pick something up for mom could turn into a career. •
Sam, our Wellen Park Store Manager, shares her personal experience with her mom's eczema and sensitive skin with Deanna, our founder.
•• Find your passion. Believe in what you do. • Help others. e Tak, chances.
7w
hnataliag What soap scent did you gi to your mom for eczema? Was it with scent?
2w Reply
283 likes
June 15
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NAPLES
SOAP COMPANY
2.65 oz / 75 g

I'M READY TO JOIN THE SKINCARE REVOLUTION

HOW DO YOU TURN A MID-SIZE COMPANY **INTO A HOUSEHOLD NAME?**

Find a hero product that people love, and market it like crazy.

SHAMPOO BARS:

Our not-so-secret weapon

This little bar packs a punch. Out of our 600 products, our shampoo and conditioner bars have emerged as our most **beloved, scalable,** and **brand-defining** products. So we're going all in.



WHAT ARE THESE BARS?

This is the product that can define Naples Soap Company, so we've hired a sales team fully dedicated to scaling wholesale sales of our shampoo and conditioner bars.

We're raising money to take this product nationwide.

Shampoo and Conditioner in an eco-friendly bar format (goodbye plastic)

TSA friendly and leak-free

Contains no harmful chemicals or badditives

Our customers love them

And the kicker - no one does them better then we do



WHY THIS IS THE PRODUCT TO SCALE?

Over IM bars sold

Over $6M in sales since 2019

Sales growing as a % of total NSC sales every year



But that's not our only plan....

NATURAL SKINCARE MEETS
NASA BIOREACTOR TECHNOLOGY



Boldly going where no soap company has gone before

Introducing Biome 33:

Using proprietary NASA technology, we're able to produce proprietary products derived from plant stem cells, that aremore concentrated, stable, and effective than what's on the market.

THE SCIENCE BEHIND OUR
SPACE-AGE SKIN CARE



11 3D Stem Cell Technology:

Creates plant-based stem cells with more surface area and higher efficacy than traditional 2Dcells.

Space-Tested Quality:

Originally developed to protect astronauts' skin in extreme space environments- proven on over 9 space missions.

I'M READY TO INVEST

g Hall of Fame Innovation:

Our bioreactor technology is recognized in the Space Technology Hall of Fame.

THIS NASA-INSPIRED INNOVATION OPENS UP **MASSIVE OPPORTUNITIES:**

%

Patented Formulations:

Potential for exclusive, patented skin care products that our competitors simply can't replicate.

ffl

High-End Market Access:

Our advanced technology positions us to compete in premium anti-aging skin care segments.

White Label Potential:

Opportunity to create exclusive formulations for high-end brands and skin care professionals.

Competitive Edge:

Significant advantage in product development and efficacy.

MEET THE **NAPbES SOAP TEAM**

Deanna Wallin
Founder & CEO



- Former nurse turned skin care pioneer
- Transformed a 300 sq ft store into a $12M personal care empire

Leveraging her nursing background to create effective health and wellness solutions

Named SBDC at FGCU Distinguished Entrepreneur of the Year 2024

Rick Kujak
Chief Financial Officer (July 2024)



Extensive experience in M&A and driving growth

Background in implementing financial initiatives for significant cost savings and revenue growth

Expertise in scaling companies nationally

Jim Milner
Controller (previous CFO for 11 years)



11 years with Naples Soap Company

Over 25 years of experience as CFO in retail, manufacturing, and non-profit industries

Steered the company through its public listing and subsequent growth

WHYWE'RE **RAISING CAPITAL**

Scaling our natural skincare solutions nationwide needs funding, and we want the people who believe in our mission-from long-time customers to future converts-to be part of our growth story.



With your investment, we plan to:

- Scale our wholesale operations and digital presence

- Accelerate R&D for our NASA-backed Biome 33 anti-aging product line

- Expand our manufacturing relationships to meet growing demand

- Boost marketing for national brand awareness

INVEST NOW

GOT QUESTIONS?

WE'VE GOT ANSWERS (AND GREAT SKIN}






How do you plan to compete with established skincare giants?

Our manufacturing agreements to utilize NASA-licensed technology gives us a unique edge in anti-aging product development. Plus, our focus on natural, effective solutions for sensitive skin sets us apart in a market dominated by harsh chemicals.

Why should I invest in Naples Soap Company instead of another startup?

We offer a unique blend of proven success (75 years in business) and cutting-edge innovation (NASA technology). Plus, everyone needs soap-it's a stable market with growth potential.

How were you affected by Hurricane Ian, and how does that impact your financials?

Hurricane Ian hit us hard in 2022, but our rapid recovery and 2023 sales of $12.3M demonstrate our resilience and strong customer loyalty.

What makes your products different from other natural skincare brands?

Our NASA-licensed 3D stem cell technology allows us to create more effective, natural anti-aging formulations. Plus, our products are specifically designed for sensitive skin issues like eczema and psoriasis.

How do you ensure the quality and safety of your products?

Our products are made with natural ingredients and undergo rigorous internal testing. We avoid harsh chemicals and prioritize gentle, effective formulations.

What's your plan for expanding beyond Florida?

We're focusing on growing our wholesale operations and e-commerce presence nationally. Our new product lines are designed for national distribution through major retailers.

How do you plan to use NASA technology in your products?

The NASA bioreactor technology allows us to create 3D stem cells from plants, resulting in more potent and effective skincare ingredients. It's literally rocket science for your face and body.

How do you plan to attract younger consumers?

Our new Function: Fresh line and eco-friendly products like shampoo bars appeal to younger, environmentally-conscious consumers.

What happens if the FDA increases regulations on skincare products?

As a company already committed to natural, safe ingredients, we're well-positioned to meet any increased regulations. In fact, stricter rules could benefit us by leveling the playing field.

How do you handle competition from DIV skincare trends?

While DIY is popular, our products offer convenience, consistent quality, and the benefits of our new product lines created with NASA-licensed technology - something you can't replicate at home.

What's your strategy for international expansion?

We're focusing on national expansion first, with plans to explore international markets starting in 2027, targeting specific product lines for export.

How do you ensure a steady supply of natural ingredients?

We've cultivated strong relationships with suppliers over 15 years. Our R&D team also works on alternatives to ensure we're not overly reliant on any single ingredient.

What's your employee retention rate like?

We're proud of our stable team, with many corporate and warehouse employees having 6-7 years of tenure. We offer competitive benefits and an employee stock option program.

How are you addressing environmental concerns in your production and packaging?

We prioritize eco-friendly options like our popular shampoo bars, which reduce plastic waste. We're continually exploring sustainable packaging options for all our products.

ABOUT STARTUP INVESTING

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of my investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation Crowdfunding offering?

Individuals over 18 years of age can invest.

How do I get a return on my investment?

Investing in startups is risky and there is no guarantee you will get a return on your investment. However, an exit opens up the opportunity where you could convert your shares into cash or a more liquid asset. Exits include going public, getting acquired by a larger company, or our company buying back shares. If the value of our company grows, then you have a higher potential of making a profit on your investment during one of these exits.

What do I need to know about early-stage investing? Are these investments riskY?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

The Series A Preferred Stock (the "Shares") of Naples Soap Company (the "Company") is not publicly traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

What happens if a company does not reach their funding target? -

If a company does not reach its minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurs. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To request a refund email info@dealmakersecurities.com.



How do I keep up with how Naples Soap Company is doing?

At a minimum, Naples Soap Company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If Naples Soap Company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about Naples Soap Company.

What relationship does Naples Soap Company have with DealMaker Securities?

Once an offering ends, Naples Soap Company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to Naples Soap Company. There is no guarantee any services will continue after the offering ends.

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NAPLES
SOAP COMPANY
NATURALLY BETTER
SKIN CARI;:

INVEST NOW

Offering Circular   info@naplessoap.com

---

[1] 70% Source: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6533878/

[2] $512B Source: Beauty and Personal Care Products Market Size, Share and Forecast to 2032.

[3] 30M+ have Eczema: Eczema Statistics | Allergy & Asthma Network

[4] SM+have Psoriasis: https:/fM.vvv.psoriasis.org/psoriasis-statistics/

[5] **71% or Americans identify as having sensitive skin:** AVEENO® RELEASES NEW REPORT REVEALING THAT 71% OF ADULTS HAVE SENSITIVE SKIN

Regulatory Information

RISK DISCLOSURE

Equity Crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment th1ough crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. AAy past performance described is not indicative of future results. Historical experiences are not indicative of future results. Further, investors may re,c:eive illiquid and/or restricted securities that may be subject to holding period requirements and/or liquidity concerns. The securities described may be equities, debt or hybrid securities or derivatiVes. Each of these also have specific risl<s and differences based on the characteristics. referred to as the terms of the securities. Please review the Investor Education/FAQs to learn more about these risks

DealMaker securities LLC, a registered broker-dealer. and member of FINAA I SIPC, located at 4000 Eagle Point Corporate Drive. Birmingham.Al 3S242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer Please che,c:k our background on FINRA's BrokerCheck.

Dea!Maker secum1es LLC does not make investment re,c:ommendations.

DealMaker securities LLC is NOT placing or selling these se-c:urities on behalf of the Issuer

DealMaker securities LLC is NOT s.oliciting this investment or making any re,c:ommendations by colle-c:ting. reviewing, and processing an Investor's documentation for this investment.e

DealMaker securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification 1eviews of the Issuer, and confirms they are a 1egistered business in good standing

DealMaker securities LLC is NOT vetting 01 apprcNing the information provided by the Issuer or the Issue, itself.

Contact information is provided for Investors to make inquiries and requests to DealMake, securities LLC regarding Aegulation CF in general. or the status of such investor's submitted documentation. specifically. DealMaker securities LLC may dire-c:t 1rwestors to specific sections of the Offering Circular to locate inlofmation or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words •be1teve·, "expect", ·anticipate","intend", "plan", ·esumate", "proje-c:t", "will". •may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position. business strategy. plans, targets and objectives of the management of Naples soap Company (the "Company") for futufe operations (including deYelopment plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may atfe,c:t the Company's ability to implement and achieve the economic and monetary policies. budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expres,;.ed or implied by such forward-looking statements. Such forward-looking statements are ba,;.ed on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the company will operate in the future Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accu1ate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's m1tial Form C, and the Company expressly d1scla,ms to the fullest extent permitted by law any obligation or unde1taking to dissemmate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events. conditions or circumstances on which any such statements are based

Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11S9 pm Eastern Daylight Time rEDT") on the 30th day (0359 am Coordinated Universal Time ("UTC") on the 31st day) fol ing the Launch Date. The next month begins at 1200 am on the 30th day alter Launch Date (the conclusion of the prior 30-day period) and concludes at 11:S9 pm EDT 30-days later 103:S9 am UTC on the 31st day). Perks ba,;.ed on amount invested will not be cumulative ba,;.ed on the aggregate amount invested over time, but rather applioo to each individual investment respectively. All bonus shares will be issued at the conclusion of the offering